Exhibit 12.1

Danaher Corporation

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

(In Thousands, except ratio data)

						Three Months Ended
	2004	2005	2006	2007	2008	April 3, 2009
Fixed Charges
Gross Interest Expense	$54,487	$44,540	$79,375	$109,702	$130,174	$24,057
Interest Element of Rental Expense	9,672	10,744	12,369	14,804	10,763	2,691
Interest on FIN 48 liabilities	—	—	—	—	—	—

Total Fixed Charges	$64,159	$55,284	$91,744	$124,506	$140,937	$26,748

Earnings Available for Fixed Charges:
Earnings from Continuing Operations before income taxes	$1,042,667	$1,217,742	$1,428,843	$1,637,099	$1,749,307	$316,827
Add fixed charges	64,159	55,284	91,744	124,506	140,937	26,748
Interest on FIN 48 liabilities	—	—	—	—	—	—

Total Earnings Available for Fixed Charges	$1,106,826	$1,273,026	$1,520,587	$1,761,605	$1,890,244	$343,575

Ratio of Earnings to Fixed Charges	17.3	23.0	16.6	14.1	13.4	12.8

NOTE: These Ratios include Danaher Corporation and its consolidated subsidiaries. The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges for the periods indicated, where “earnings” consist of (1) earnings from continuing operations before income taxes; plus (2) fixed charges, and “fixed charges” consist of (A) interest, whether expensed or capitalized, on all indebtedness, (B) amortization of premiums, discounts and capitalized expenses related to indebtedness, and (C) an interest component representing the estimated portion of rental expense that management believes is attributable to interest. Interest on FIN 48 liabilities is included in the tax provision in the Company’s Consolidated Condensed Statements of Earnings and is excluded from the computation of fixed charges.